Tahra Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.859.7354 twright@loeb.com

August 29, 2012

Justin Dobbie
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Geltology Inc.

Form 8-K

Filed on July 17, 2012

File No. 333-174874

Dear Mr. Dobbie:

On behalf of our client, Geltology Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated August 13, 2012 (the “Staff’s Letter”) regarding the Company’s Current Report on Form 8-K (the “8-K”). Contemporaneous with this submission, we have filed an amended Form 8-K on behalf of the Company (the “Amended 8-K”) reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended 8-K, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Unless otherwise noted, page numbers refer to the marked copy of the Amended 8-K that has been revised as indicated herein. We have also submitted five clean and marked copies of the Amended 8-K to the Staff.

The Company’s responses to the comments set forth in the Staff’s Letter are as follows:

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Justin Dobbie August 29, 2012 Page 2

General

1.	Please revise references to the “high quality” of your produce to state this as management’s belief.

RESPONSE: In response to Staff’s comment, the Company has revised the reference to the Company’s produce as “high quality” throughout the Amended 8-K, as appropriate, to state that this is management’s belief.

2.	We note references to “growing rapidly,” “steadily increased,” and “intensive support” on page 5, “stands out,” “one of the most influential brands,” “superior quality,” and “effective brand strategy” on page 6, “optimal climate conditions,” “excellent soil,” and “world class” on page 7, and “highly trained” and “distinguished fruit experts” on page 8. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

RESPONSE: With respect to the portion of Staff’s comment about the Company’s references to the growth of the navel orange industry, the Company has revised its disclosure to state the following:

“According to Beijing Huajing Zongheng Information and Statistics Center, the navel orange production volume has grown at a CAGR of 27.7%, from 270,000 tons in 2000 to 3,120,000 tons in 2010.”; and

“The Bureau of Fruits Development of Ganzhou Municipal Government has estimated that the planting area in 2011 was 1.81 million mu, with a production yield of 1.4 million tons.”

With respect to the portion of Staff’s comment about the quality of the Company’s brand, the Company has made such statements based upon awards that its navel oranges have received. For example, in November 2005, “General Red” navel oranges received a “Superior Navel Orange Award” in Southern Jiangxi Navel Orange Products Appraisal; in August 2009, “General Red” navel orange was given the award “China’s Famous Fruit” by China Fruit Marketing Association; in November 2009, the Company was named as “Superior Navel Orange Planting Base” by China Fruit Marketing Association; and in 2011, “General Red” Navel Orange was recognized as a “Famous Agricultural Product of Jiangxi Province”, the only navel orange brand that was recognized as a famous agricultural product from Jiangxi Province.

With respect to the portion of Staff’s comment relating to the use of the terms “optimal climate conditions” the Company has changed such reference to “desirable climate conditions”. The Company has deleted references to “excellent soil” and “world class” and revised its disclosure on page 7 of the Amended 8-K to state the following:

“In July 2007, Jiangxi Province Academy of Agricultural Sciences Green Food Environment Test Center conducted tests on the soil, irrigation water and air quality of the Company’s navel orange planting base located in Chongxian Township, Xingguo County, Jiangxi Province and concluded that the planting base was suitable for the production of organic products.”

Justin Dobbie August 29, 2012 Page 3

The Company has removed the references to our experts as being “highly trained” and “distinguished.”

Cautionary Note Regarding Forward-Looking Statements, page 2

3.	Please remove reference to Sections 27A of the Securities Act and 21E of the Exchange Act as these safe harbors of the Private Securities Litigation Reform Act are not available to penny stock issuers.

RESPONSE: In response to Staff’s comments, the Company has removed the above-mentioned reference.

Business, page 4

Our Current Business and Products, page 4

4.	We note the statement in the first paragraph that you are “engaged in the planting, post-harvest processing and temperature controlled preservation and storage of organic navel oranges.” You also state in that paragraph that “the oranges purchased from other farmers and cooperatives are not planted and harvested as organic navel oranges.” We also note your disclosure on page 9 that approximately 50 percent of your business is the sale and distribution of oranges supplied by outside parties. Please revise references to “organic” throughout the filing to clarify that approximately half of your oranges are not organic.

RESPONSE: The navel oranges produced in the Company’s navel orange planting base located in ChongxianTownship, Xingguo County, Jiangxi Province are certified as organic navel oranges. However, in response to Staff’s comments, the Company has removed the word “organic” in the section entitled “Business—Our Current Business and Products,” where appropriate, because the Company preserves non-organic navel oranges in addition to organic navel oranges. Among other changes to clarify this fact, the Company has added the following statement to its disclosure:

“Even though we plant navel oranges in our orchards certified as organic, we do not market any of our navel oranges as organic to the consumer market.”

5.	Given that approximately half of your business is the sale and distribution of oranges that are not planted and harvested as organic, please tell us, with a view towards revised disclosure, whether you market all of your oranges as organic.

RESPONSE: The Company confirms that it does not market any of the oranges that it sells as organic. The Company has revised its disclosure accordingly.

Justin Dobbie August 29, 2012 Page 4

6.	You state that your business operations “primarily consist” of your partnerships with local farmers. On page 9, however, you state that approximately 50 percent of your business is the sale and distribution of oranges supplied by outside parties. Please reconcile the inconsistency.

RESPONSE: The Company has revised its description of business operations to delete the language “primarily consist”. The revised language now reads as follows:

“In addition to contracting with local farmers for planting and harvesting work in our orchards, we purchase oranges from farmers and cooperatives who do not use our land.”

7.	We note your reference to “pesticides for weed and pest control” in the first paragraph on page 5. With a view to revised disclosure please tell us how your use of pesticides for weed and pest control is consistent with organic practices.

RESPONSE: The Company uses non-synthetic pesticides that can be used in organic farming. In response to Staff’s comments, the Company has clarified and revised its disclosure to state that its utilizes “organic” pesticides for weed and pest control.

8.	Please revise to clarify the statement in the second paragraph on page 5 that “the maximum storage capacity is 7,000 tons and maximum capacity is 10,000 tons.”

RESPONSE: In response to Staff’s comment, the Company has deleted the reference to 10,000 tons. This statement was an inadvertent mistake due to a translation error.

Industry and Market Overview, page 5

Naval Orange Production, page 5

9.	Please revise to explain the “governmental support” mentioned in the first paragraph.

RESPONSE: In response to Staff’s comments, the Company has added disclosure about current government policies support navel orange production. Please note the following recent policies:

•	“National Leading Agricultural Products Region Distribution Plan” formulated by China’s Ministry of Agriculture listed navel oranges from southern Jiangxi Province in this plan and provided some supporting measures and favorable policies.

•	“Leading Citrus Region Distribution Plan (2008-2015)” formulated by China’s Ministry of Agriculture listed navel oranges from southern Jiangxi Province in this plan and provided some supporting measures and favorable policies.

•	Ganzhou municipal government also issued policies and documents supporting the local production of navel oranges and provided assistance and favorable policies.

Justin Dobbie August 29, 2012 Page 5

10.	Please revise to state by whom “[i]t has been estimated” in the second-to-last sentence of the first paragraph.

RESPONSE: The Company has revised its disclosure to cite the Bureau of Fruits Development of Ganzhou Municipal Government as the source of this estimate.

11.	Please revise the last sentence of the first paragraph to state when “Gannan has ranked first worldwide by navel orange planting” and when it “ranked third worldwide by annual output.”

RESPONSE: In response to Staff’s comment, the Company has revised its disclosure to state that such rankings were issued in 2010.

12.	Please revise the first sentence of the last paragraph to clarify whether you are referring to demand in China.

RESPONSE: In response to Staff’s comments, the Company has revised its disclosure to clarify that such statement refers to demand in China.

Preservation, page 6

13.	Please revise to provide a source for the facts presented in the second and fifth sentences of the first paragraph and the second and third sentences of the second paragraph.

RESPONSE: In response to Staff’s comment, the Company has revised its disclosure to include the source of the above-referenced data. as the “Agricultural Product Cold-Chain Logistics Development Plan” formulated by China National Development and Reform Commission.

14.	Please revise the fourth sentence of the second paragraph to explain “2-3 times” in terms of weeks or months.

RESPONSE: In response to Staff’s comments, the Company has revised its disclosure to state that “General Fruit can extend its sales cycle to June of the following year.”

Our Competitive Strengths, page 7

Quality of Oranges and Brand Name, page 7

15.	It appears that you are discussing here the agreements you make with farmers who grow on your orchards. Please revise to explain the quality standards that apply to outside party suppliers as discussed on page 9. Additionally explain how you are able to enforce any quality standards with these outside party suppliers.

RESPONSE: The Company imposes the same quality standards on its farmers as on its outside party suppliers. In response to Staff’s comments, the Company has revised its disclosure to clarify this fact and to disclose the means by which the Company is able to enforce these standards.

Justin Dobbie August 29, 2012 Page 6

Geographical Advantage, page 7

16.	Please tell us if the other growers in the region also have many of these geographic advantages. If so, please explain why you believe this constitutes a competitive strength.

RESPONSE: The Company has revised its disclosure to clarify that its competitive geographic advantage is with respect to competitors from outside of the Gannan region, not local competitors.

17.	We note in the second paragraph under “Growth Strategy” on page 8 that you intend to establish “planting areas in each of the major fruit producing areas in the PRC.” If true, please revise the discussion on page 7 to discuss that your growth plans could erode any geographic advantages you may currently have.

RESPONSE: With respect to this particular growth strategy, the Company intends to focus on distributing general fruits and vegetables, not just navel oranges. The Company has revised its disclosure to clarify this point. Since the Company anticipates that it will shift its focus to growing other produce, we do not believe that there will be an erosion in the Company’s geographic advantage as relates to navel oranges.

Technology Advantage, page 7

18.	Please revise the last sentence to only describe the devices and systems you typically use, or confirm to us that you typically use all of the devices and systems listed.

RESPONSE: In response to Staff’s comments, the Company has removed the last sentence discussing devices and systems that the Company’s supplier, Beijing Furuitong Technology Ltd., because the devices and systems cited in that sentence are not relevant or material to the equipment that the Company purchases from such supplier.

Highly Trained Management and Expert Team, page 8

19.	Please revise to define “high-yield” and “high-quality.”

RESPONSE: “High-yield” refers to the quantity of navel oranges that can be produced, and “high-quality” refers to the level of quality of such oranges. Both terms can be used to qualify fruit trees, seedlings or crops. In response to Staff’s comment, the Company has revised this sentence to clarify this point.

Growth Strategy, page 8

20.	Please include an expected timeframe and anticipated costs for the implementation of each of your growth strategies identified in this section.

Justin Dobbie August 29, 2012 Page 7

RESPONSE: The Company has revised the Growth Strategy section to distinguish between its short-term strategy and long-term strategy. For the short-term strategy, the Company has included a timeframe and anticipated cost of expanding its navel orange business in the next two years.

Competition, page 8

21.	Please revise the first sentence in the first paragraph and the first sentence of the last paragraph to clarify whether you are referring to the PRC or some other region. Additionally please revise to provide a basis for each of these statements.

RESPONSE: In response to Staff’s comment, the Company has added “in China” to both sentences and has revised the word “the largest” to “one of the largest”.

22.	Please revise to define “Leading Enterprise Qualification” in the table on page 9.

RESPONSE: In response to Staff’s comments, the Company has revised its disclosure to add a footnote to the table on page 9 to define the term “Leading Enterprise Qualification.”

Suppliers, page 9

23.	Please discuss the nature and material terms of any contractual arrangements you have with your suppliers.

RESPONSE:

In response to Staff’s comments, the Company has added the following disclosure:

“In a typical supply contract that we enter into with outside party, we require the supplier to supply a certain amount of navel oranges at a predefined price pursuant to our quality standards during the harvest season. The suppliers are responsible for the cost of transportation to our facility. We will pay about 10% of the purchase price to the supplier as a deposit upon signing of the agreement, and will pay the remaining price within 15 days of its receipt of goods. The price can be adjusted downward if the navel oranges do not meet our quality standards.”

24.	Please revise to explain the “continued support” from seedling cultivation centers as mentioned in the third paragraph.

RESPONSE: In response to Staff’s comment, the Company has removed the last sentence in this paragraph because continued support applies to materials other than seedlings, for which support is required only at the outset.

Justin Dobbie August 29, 2012 Page 8

Significant Customers, page 10

25.	You state that your products are sold through distributors. Please discuss the material terms of your arrangements with these distributors.

RESPONSE: The Company has revised its disclosure to include the following:

“Our sales contract usually provides that our distributors will buy from us a certain minimum amount of navel oranges during a predefined period of the year, at market price. Each distributor is assigned to a geographic region for sales of our branded navel oranges to end consumers. Within its assigned region, a distributor must execute our company’s sales strategy, and protect our company’s brand name. We split the long-distance transportation cost with distributors equally. Each distributor typically deposits RMB1,000,000 with us as a security deposit, and settles the payment to us on a monthly basis.”

PRC Government Regulation, page 10

Agriculture Laws, page 10

26.	We note the statement in the last sentence of the first paragraph where you say you “endeavor” to plant orange trees by organic and environmental friendly approaches. Please revise to state whether you are in compliance with the laws referenced in this paragraph. Likewise please revise the last sentence under “Forest Laws.”

RESPONSE: The Company has revised its disclosure in this section to state that it believes that it is in compliance with the Agricultural Laws and Forest Laws.

PRC Quarantine Law, page 11

27.	We note on page 15 that “most” of your sales are generated from the PRC. It appears that you may be exporting some of your product. In this regard we note the statement in the last sentence that you “will” organize a quarantine inspection.

To the extent you are an exporter please revise to state whether you are currently in compliance with the laws, rules and regulations discussed in this section.

RESPONSE: In response to Staff’s comments, the Company has revised its disclosure to add the following paragraph to page 11 of the Amended 8-K:

“We believe that we have taken reasonable measures to ensure the compliance with the PRC Quarantine Law and its related implementing regulations. We have obtained registration certificates issued by Jiangxi Entry-Exit Inspection and Quarantine Bureau for the export by our orchard and packaging factory, of navel oranges in accordance with the Administration Rule of Quarantine Inspection of Exporting Fruits promulgated by AQSIQ. The Administration Rule of Quarantine Inspection of Exporting Fruits also provides that the Bureau for Inspection and Quarantine executes the inspection and quarantine for exporting fruits and the goods shall be permitted for export if the exporting fruits pass such inspection and quarantine and obtain the related certificates. Our exported oranges have passed the inspection and quarantine.”

Justin Dobbie August 29, 2012 Page 9

Intellectual Property, page 12

28.	We note reference to a domain name in the first sentence of the second paragraph. However we do not see one listed. Please revise.

RESPONSE: In response to Staff’s comments, the Company has added the domain name www.jiangjunhong.com to its disclosure.

Property, page 13

29.	Please revise to provide disclosure for your orchards.

RESPONSE: The Company has revised its disclosure to include the following entries:

8	Lease from various people (6)	2,343 mu	Orchards	Ningdu county	December 31, 2020
9	Lease from various people (20)	4,984 mu	Orchards	Xingguo county	December 31, 2020
10	Orchard Land Operating Certificates (19)	About 4,420 mu	Orchards	Ningdu county	Various, from 2019 to 2064
11	Orchard Land Operating Certificates (6)	About 5,181 mu	Orchards	Xingguo county	Various, from 2031 to 2034

Risk Factors, page 15

GRH has a number of Chinese minority shareholders, page 21

30.	Please revise to explain the risk that this poses to investors. Please also tell us why you characterize GRH as your “public parent company.”

RESPONSE: Under PRC Securities Law, the China Security Regulatory Commission (“CSRC”)’s approval is required for any PRC company’s sale of its shares to more than 200 shareholders.  Since only two shareholders of General Red International, Inc,  a Texas company, sold their shares to PRC residents during the period of 2008 and 2009, the PRC  does not have specific regulations governing such a transaction. After further consideration, the Company has determined that the fact that GRH has a number of Chinese minority shareholders does not pose a risk and has removed this risk factor from the Amended 8-K. GRH was the Company’s public parent company before the closing of share exchange agreement on July 11, 2012.

Justin Dobbie August 29, 2012 Page 10

Risks Associated With Doing Business In China, page 22

31.	Please add a risk factor addressing concerns that economic growth in China could decrease.

RESPONSE: In response to Staff’s comment, the Company has added a risk factor addressing concerns that economic growth could decrease, as follows:

“The economic growth in China could decrease, which could slow our plans for development or otherwise constrain our ability to conduct business in China.

In March 2012, the Chinese government has lowered its economic growth estimate and adjusted estimated GDP growth target for 2012 downward to 7.5%. This marks the first time that the GDP growth target has been lower than 8% during the last 8 years. The Chinese economy has already exhibited a trend of slower growth. According to data from National Bureau of Statistics, GDP growth in the first half of 2012 increased by 7.8% over the same period in 2011, of which the GDP growth in the first quarter 2012 increased 8.1% and the GDP growth in second quarter 2012 increased 7.6% over the comparable periods in 2011. There is a possibility that China’s economy will slow further, which could result in decreased sales revenue and could have a material adverse impact on our operations.”

Management’s Discussion and Analysis, page 26

Results of Operations for the Year Ended December 31, 2011, page 29

Revenues, page 29

32.	Please quantify the relative contributions of the increases in sales price and sales volume to your increase in net revenue.

RESPONSE: The Company has revised its disclosure to reflect the relative contributions of the increases in sales price and sales volume to the increase in net revenue. The increase in sales price from 2010 to 2011 mainly contributed to the increase in net revenue. Sales revenue increased 23.7% year over year. The average sales price per kg increased by approximately 20.6%, while sales volume only increased by approximately 3.5%, as shown below:

Year	Sales Volume (in KG)	Sale Price Per KG (in US$)	Total Sales Revenue
2010	20,269,420	0.68	13,820,121
2011	20,972,200	0.82	17,096,403
Variance	702,780	0.14	3,276,282
% Variance	3.5%	20.6%	23.7%

Justin Dobbie August 29, 2012 Page 11

Cost of sales, page 29

33.	We note that you were able to increase your sales price due to the rising demand for organic navel oranges in China. Please tell us, with a view towards revised disclosure, if there was a corresponding increase in the price paid to farmers and outside suppliers for the products you sell.

RESPONSE: As various costs, such as labor and rents, continued to be inflated in China in recent years, the Company experienced an increase in the price paid to farmers and outside suppliers, which it passed on to its customers.

34.	We note from page 33 that expected navel orange output for newly purchased trees in 2012 is 14,000 tons, yielding a profit of $4.7 million and you currently have an expected profit in 2012 from existing trees of $5.5 million. Please revise to state how you determined these profit amounts, as well as clarifying if “profit” refers to gross profit of revenues less cost of sales or if other income statement line items are included.

RESPONSE: The Company leases a total of 7,326.50 mu of land, where approximately 308,000 navel orange trees are cultivated. A mature orange tree, usually starting from age 6 to 10, can produce up to 90kg of navel oranges. The ages of our trees in the leased orchard land ranges from 5 to 7 years in 2011. The actual output per tree in 2011 is about 60kg on average. As the orange trees become more mature in 2012, the output per tree is expected to be around 76kg. As a result, total expected output of navel oranges is about 23.4 million kg in 2012. Based on the Company’s agreements with local farmers who cultivated these trees, 60% of output belongs to the Company while 40% remains with farmers. Hence, the Company will keep about 14 million kg of navel oranges from its leased orchards in 2012. Navel oranges were selling at approximately $0.82 per kg in 2011 and $0.80 per kg in the first six months of 2012. Hence, the total sales revenue from cultivated oranges is approximately $11.4 million. The net profit margin of total sales is expected to approximately 41%, consistent with the Company’s historical experience. As a result, the estimated profit is approximately $4.7 million.

Number of leased orchards	308,000
Expected output per leased orchard in 2012 (in KG)	76
Expected total output from leased orchards in 2012	23,408,000
% shares to the Company	60%
Expected output from leased orchards in 2012 to the Company	14,044,800
Expected sale price per KG	0.81
Expected sale revenue	11,376,288
Rate of profit out of total sales	41%
Net Profit	4,664,278

Justin Dobbie August 29, 2012 Page 12

The Company owns 9,600.67 mu of land, where approximately 208,000 navel orange trees are cultivated. Using estimated output and price estimates similar to the ones used for navel oranges from leased orchard land above, the Company expects profit in 2012 from existing trees to be approximately $5.5 million. In response to Staff’s comments, the Company has revised its disclosure to clarify the basis for such calculations.

“Profit” refers to net profit, or bottom line net income after deducting all cost and expenses.

35.	Please revise to discuss your capital needs over the next 12 months in relation to planned expenditures discussed under “Growth Strategy” on page 8.

RESPONSE: Although the Company has a long-term growth strategy, it does not plan to implement it in the next twelve months, except for the long-term objective to promoting the General Red brand name. In 2012, the Company planned to spend approximately $410,000 and has spent approximately $240,000 by the end of June 2012 to advertise its brand name through different media. Disclosure is made in the Amendment to reflect the estimated time frames in which the Company will implement the various prongs of its growth strategy.

Executive Compensation, page 44

36.	We note that you have not compensated your executive officers in the last two years. Please disclose whether you have or intend to compensation your executive officers in 2012 or otherwise in the future.

RESPONSE: The Company has revised its disclosure to state that it intends to enter into executive employment agreements commencing in October 2012, which will provide for terms of compensation for the Company’s executive officers.

Certain Relationships and Related Party Transactions, page 44

37.	You reference in the notes to the financial statements that you have an outstanding loan from a stockholder. To the extent this stockholder is covered by Item 403(a) of Regulation S-K, please include the disclosure required by Item 404 of Regulation S-K regarding this transaction.

RESPONSE: The Company hereby confirms that the stockholder referenced in Note 10 to the financial statements as relates to the $301,503 due from the Company as of December 31, 2010 ( all of which was also outstanding as of December 31, 2011) is not covered by Item 403(a) of Regulation S-K, and therefore no disclosure is required by Item 404 of Regulation S-K regarding such transaction. However, in response to Staff’s comments, the Company has revised its disclosure on page 44 of the Amended 8-K to include the following:

Justin Dobbie August 29, 2012 Page 13

“Transactions with Entities under Common Control

In the fiscal year ended December 31, 2010, an aggregate of $501,751 was loaned to the Company by Xingping Hou and his affiliated entity, Xingguo Hong Tian Xia Mountain Tea Oil Co. Ltd. Such amounts were non-interest bearing and repaid in full in 2011.”

Exhibits, page 45

38.	It does not appear that you have filed the Call Option Agreement as an exhibit. Also, you appear to have misnumbered the Form of Orange Purchase Contract exhibit. Please revise accordingly.

RESPONSE: The Call Option Agreement has been filed with this Amended 8-K as Exhibit 10.1 The Company has revised the number reference for the Form of Orange Purchase Contract to Exhibit 10.2.

Exhibit 99.1

Notes to Consolidated Financial Statements, page 6

Note 2 — Summary of Significant Accounting Policies, page 6

Property and Equipment, page 7

39.	Please revise to disclose the nature and amounts of the costs that you capitalized in your determination of the amount of navel orange orchards.

RESPONSE: Since 2003, the Company has planted navel orange trees in its owned orchards at a total cost of approximately RMB21,950,000. The cost consists of land leveling, saplings, fertilizer, labor and facilities on orchard lands. In 2008, the Company directly acquired navel oranges trees from local farmers at a cost of approximately RMB43,220,000. The total cost is approximately RMB 65,170,000 (approximately $10,260,000). In response to Staff’s comment, the Company has revised its disclosure in Note 2 as follows:

Justin Dobbie August 29, 2012 Page 14

“Note 2. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Electronic equipment	5 years
Vehicles	10 years
Machinery and equipment	10 years
Buildings and improvements	5 to 20 years
Navel orange orchards	30 years

Construction in progress primarily represents the construction costs of buildings, machinery and equipment. Costs incurred are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Navel orange orchards consist of orchards we planted and acquired from local farmers. The planting cost includes cost related to land leveling, saplings, fertilizer, labor and facility on orchard lands. The planting cost was recorded as the property cost. In 2008, the Company directly acquired certain navel oranges trees from local farmers and recorded the purchase cost as property cost.

Cost of repairs and maintenance is expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the statements of operations and comprehensive income.”

Note 7 — Accounts Payable and Accrued Expenses, page 12

40.	We note from page five of your report on Form 8-K that you have commitments for the purchase of oranges according to your contractual arrangements with farmers. Please tell us and explain in the notes to your financial statements whether such liability is recorded on your balance sheet at December 31, 2011 and 2010. Your response should explain your accounting for such purchase commitments including when the related liability is recognized in your financial statements and should also indicate how and when funding is obtained to purchase the oranges.

RESPONSE: Based on the employment contracts signed between farmers and the Company, the Company is entitled to 100% of the oranges harvested on the leased orchards, of which 40% would be purchased at the Company’s option from the farmers who work the orchards. In other words, the Company has the right but not the obligation to purchase oranges from these farmers. Hence, there is no liability relating to the optional purchase of oranges from these farmers that the Company is required to record any liability.

Justin Dobbie August 29, 2012 Page 15

Other

41.	Please update the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

RESPONSE: On August 14, 2012, we filed a Form 8-K/A to include the financial statements and related disclosures required by Rule 8-08 of Regulation S-X.

Sincerely,

/s/ Tahra Wright

Tahra Wright

Partner